Exhibit 1.2
This is an important document that requires your careful review and consideration. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional advisor. Inquiries concerning the information in this document should be directed to the President and Chief Executive Officer of Innicor Subsurface Technologies Inc. at (403) 236-2815.
DIRECTORS’ CIRCULAR
RECOMMENDING ACCEPTANCE
 of the Offer by
SONDEX COMPLETION SYSTEMS INC.
a wholly-owned subsidiary of
SONDEX PLC
to purchase all of the outstanding common shares of
INNICOR SUBSURFACE TECHNOLOGIES INC.
for $3.75 CASH per share

     The Board of Directors of Innicor Subsurface Technologies Inc.: (i) has APPROVED the Offer made by Sondcx Completion Systems Inc., a wholly-owned subsidiary of Sondex plc, to purchase all of the common shares of Innicor; (ii) has determined that the consideration to be received under the Offer is fair, from a financial point of view, to the Innicor shareholders; (iii) has determined that the Offer is in the best interests of Innicor and the shareholders of Innicor; and (iv) UNANIMOUSLY RECOMMENDS that the Innicor shareholders ACCEPT the Offer and TENDER their common shares to the Offer.
NOTICE TO U.S. SHAREHOLDERS
The tender offer referred to herein is made for the securities of a Canadian issuer and, while the Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States.
The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Innicor is located in, and is incorporated under, the laws of Alberta, Canada and that a majority of its officers and directors are Canadian residents and that all or a substantial portion of the assets of Innicor and such officers and directors are located outside of the United States.
The transaction has not been approved or disapproved by any United States federal or state securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Offer, the Sondex Circular or this Directors’ Circular. Any representation to the contrary is unlawful.
October 11, 2006

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1
DEFINITIONS	1
THE OFFER	4
RECOMMENDATION OF THE BOARD OF DIRECTORS	4
REASONS FOR RECOMMENDATION	4
BACKGROUND TO THE OFFER	5
FAIRNESS OPINION	7
PRE-ACQUISITION AGREEMENT	8
The Offer	8
Approval by the Board of Directors	8
Representations and Warranties	8
Conduct of Business by Innicor	8
Employee Stock Ownership Plan	9
Cease Negotiation	9
No Solicitation	9
Right to Match	10
Amendment, Variation or Waiver of Conditions	10
Non-Completion Fee	10
Limitation of Liability and Expense Reimbursement	11
Termination	12
Reconstitution of the Board of Directors	12
Directors’ and Officers’ Insurance	13
Indemnities	13
PRE-TENDER AGREEMENTS	13
INTENTIONS OF DIRECTORS, SENIOR OFFICERS AND CERTAIN SHAREHOLDERS OF INNICOR WITH RESPECT TO THE OFFER	14
DIRECTORS, OFFICERS AND OWNERSHIP OF SECURITIES OF INNICOR	14
Directors and Senior Officers	14
Principal Shareholders	15
TRADING IN SECURITIES OF INNICOR	15
ISSUANCES OF SECURITIES OF INNICOR	16
ARRANGEMENTS BETWEEN INNICOR AND DIRECTORS AND SENIOR OFFICERS OF INNICOR	17
Employment Agreements	17
Stock Option Plan	17
Indemnity Agreements	18
ARRANGEMENTS BETWEEN SONDEX OR THE OFFEROR AND THE DIRECTORS AND SENIOR OFFICERS OF INNICOR	18
INTERESTS OF DIRECTORS AND SENIOR OFFICERS OF INNICOR IN MATERIAL CONTRACTS OF SONDEX OR THE OFFEROR	19
OWNERSHIP OF SECURITIES OF SONDEX OR THE OFFEROR	19
OTHER TRANSACTIONS	19
MATERIAL CHANGES	19
OTHER INFORMATION	20
STATUTORY RIGHTS OF ACTION	20
APPROVAL OF DIRECTORS’ CIRCULAR	20
CERTIFICATE	21
CONSENT OF PETERS & CO. LIMITED	22

SCHEDULE A — FAIRNESS OPINION OF PETERS & CO. LIMITED	A–l

FORWARD-LOOKING STATEMENTS
Certain statements contained in this Directors’ Circular are “forward-looking statements”. All statements, other than statements of historical fact, included in this Directors’ Circular that address activities, events or development that Innicor expects or anticipates will or may occur in the future, including such matters as future business strategy, competitive strengths, goals, expansion and growth of Innicor’s business, operations, plans and other such matters are forward-looking statements. When used in this Directors’ Circular, the words “anticipate” and “expect” and similar expressions are intended to identify forward-looking statements. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
Innicor does not undertake to update any forward-looking statements that are contained in this Directors’ Circular, except in accordance with applicable securities laws.
DEFINITIONS
In this Directors’ Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in this Directors’ Circular.
“ABCA” means the Business Corporations Act, R.S.A. 2000, c.B-9, as amended;
“affiliate” has the meaning ascribed thereto in the Securities Act;
“associate” has the meaning ascribed thereto in the Securities Act;
“Board of Directors” means the board of directors of Innicor;
“Directors’ Circular” means this circular of the Board of Directors recommending acceptance of the Offer;
“Employee Stock Ownership Plan” means the employee stock ownership plan of Innicor dated October 1, 2003, as amended January 2005;
“Expiry Time” means the Initial Expiry Time, unless the Offer is extended, in which case it means the expiry time of the Offer as extended from time to time;
“Fairness Opinion” means the fairness opinion dated September 20, 2006 of Peters & Co., attached as Schedule “A” hereto;
“Initial Expiry Time” means 3:00 p.m. (Calgary time) on November 16, 2006;
“Innicor” or the “Corporation” means Innicor Subsurface Technologies Inc., a corporation incorporated under the ABCA;
“Minimum Condition” has the meaning ascribed thereto under the heading “Pre-Acquisition Agreement - The Offer”;
“Non-Completion Fee” means the fee in the amount of $3 million payable in certain circumstances by Innicor to Sondex in accordance with the terms and conditions of the Pre-Acquisition Agreement;
“Offer” means the offer by the Offeror to purchase all of the Shares in accordance with the terms and conditions of the Pre-Acquisition Agreement;
“Offer Documents” means the Sondex Circular, and the related letter of transmittal and notice of guaranteed delivery pursuant to which the Offer will be made;

“Offer Price” means $3.75 in cash per Share, or such greater amount as the Offeror may specify as the purchase price per Share under the Offer pursuant to Section 1 of the Offer, “The Offer”;
“Offeror” means Sondex Completion Systems Inc., a wholly-owned subsidiary of Sondex;
“Optionholder” means a holder of Options;
“Options” means options exercisable to acquire Shares, granted pursuant to the Stock Option Plan; “Peters & Co.” means Peters & Co. Limited, financial advisor to the Board of Directors;
“Peters & Co.” means Peters & Co. Limited, financial advisor to the Board of Directors;
“Pre-Acquisition Agreement” means the pre-acquisition agreement between Innicor and Sondex dated September 20, 2006, as amended from time to time;
“Pre-Tender Agreements” means the pre-tender agreements between Sondex and each of the Supporting Shareholders;
“Principal Shareholders” means, collectively, ARC Capital Ltd., ARC Canadian Energy Venture Fund and ARC Canadian Energy Venture Fund 2;
“Proposed Agreement” has the meaning ascribed thereto under the heading “Pre-Acquisition Agreement - Right to Match”;
“Representatives” has the meaning ascribed thereto under the heading “Pre-Acquisition Agreement - Cease Negotiation”;
“Response Period” has the meaning ascribed thereto under the heading “Pre-Acquisition Agreement - Right to Match”;
“Securities Act” means the Securities Act (Alberta), R.S.A. 2000, c. S-4, as amended;
“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval;
“Shareholder” means a holder of Shares;
“Shares” means all of the issued and outstanding common shares in the capital of Innicor, including any common shares of Innicor issued after the date hereof upon the exercise or surrender of outstanding Options;
“Sondex” means Sondex plc, a corporation incorporated in England and Wales;
“Sondex Circular” means the offer to purchase and take-over bid circular of the Offeror dated October 11, 2006 setting forth the terms and conditions of the Offer;
“Stock Option Plan” means the stock option plan of Innicor approved by the Board of Directors in August 2004, as amended January 2005;
“Subsidiary” means Prime Perforating Systems, Inc., a corporation incorporated pursuant to the laws of Texas and a wholly-owned subsidiary of Innicor;
“Superior Proposal” means any written bona fide Take-over Proposal which, or in respect of which, the Board of Directors determines in good faith: (i) that funds or other consideration necessary for the Take-over Proposal are, or are likely to be, available; (ii) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Shareholders than the transaction contemplated by the Pre-Acquisition Agreement; and (iii) after receiving the written advice of outside counsel or advice of outside counsel as reflected in minutes of the Board of Directors, that the taking of such action is necessary for the Board of Directors to discharge its fiduciary duties under applicable law;

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“Supporting Shareholders” means, collectively, the Principal Shareholders and each of the directors and senior officers of Innicor;
“Take-over Proposal” means a proposal or offer (other than by Sondex), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Innicor, or to acquire in any manner, directly or indirectly, beneficial ownership of, or control or direction over, more than 20% of the outstanding Shares whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale or exchange of shares, sale of assets, tender offer or exchange offer or similar transaction involving Innicor, including, without limitation, any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Innicor, or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Shares (in all cases other than the transactions contemplated by the Pre-Acquisition Agreement);
“Take-up Date” has the meaning ascribed thereto under the heading “Pre-Acquisition Agreement - Termination”; and
“TSX” means the Toronto Stock Exchange.
Unless otherwise indicated herein, all dollar amounts set forth in this Directors’ Circular are in Canadian dollars.

THE OFFER
     This Directors’ Circular is issued by the Board of Directors in connection with the Offer by the Offeror to purchase all of the issued and outstanding Shares (including all Shares which may become outstanding after the date of the Offer pursuant to the exercise or surrender of Options) at a price of $3.75 in cash for each outstanding Share, upon the terms and subject to the conditions set forth in the Sondex Circular. Among other conditions, the Offer is conditional upon the approval of securityholders of Sondex to be sought at a meeting of such securityholders to be held on or before the Expiry Time. The board of directors of Sondex has agreed to unanimously recommend that Sondex securityholders vote in favour of the resolutions giving Sondex the approvals necessary to consummate the Offer and the transactions contemplated by the Pre-Acquisition Agreement. Reference is made to the Sondex Circular for details of the terms and conditions of the Offer.
     The Offer expires at 3:00 p.m. (Calgary time) on November 16, 2006 (the “Initial Expiry Time”), unless the Offer is withdrawn or extended.
     The Offer was made pursuant to the terms of the Pre-Acquisition Agreement, the key terms of which are summarized below under “Pre-Acquisition Agreement”.
RECOMMENDATION OF THE BOARD OF DIRECTORS
     After carefully considering the terms of the Pre-Acquisition Agreement, the terms of the Offer, the Fairness Opinion, the advice of its financial and legal advisors and various additional matters, the Board of Directors has determined that the consideration to be received under the Offer is fair, from a financial point of view, to Shareholders, that the Offer is in the best interests of Innicor and the Shareholders and unanimously recommends that Shareholders accept the Offer and tender their Shares to the Offer. See “Reasons for Recommendation”.
     Each member of the Board of Directors has entered into a Pre-Tender Agreement pursuant to which they have agreed, among other things, to deposit their Shares under the Offer. See “Pre-Tender Agreements”.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER
AND TENDER THEIR SHARES TO THE OFFER.
     Shareholders should consider the Offer carefully and come to their own conclusions as to their acceptance or rejection of the Offer. Shareholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, lawyer or other professional advisor. Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors. Inquiries concerning the information in this Directors’ Circular should be directed to the President and Chief Executive Officer of Innicor at (403) 236-2815.
REASONS FOR RECOMMENDATION
     In reaching its decision to approve the Pre-Acquisition Agreement and to recommend acceptance of the Offer, the Board of Directors considered a number of relevant factors, including the following:
1. Premium Over Market Price
     The Offer Price represents a premium of 59.6% over the closing price of the Shares of $2.35 on the TSX on September 20, 2006, the last trading day before the public announcement of the Offer, and a premium of 37% over the volume weighted average closing price of the Shares on the TSX for the 20 trading days preceding the announcement of the Offer.
2. Fairness Opinion
     Peters & Co. has delivered the Fairness Opinion to the Board of Directors, stating that as of the date of its opinion and subject to the assumptions and considerations set forth therein, the consideration to be received by

Shareholders under the Offer is fair, from a financial point of view, to Shareholders. A copy of the Fairness Opinion is attached to this Directors’ Circular as Schedule “A”. See “Fairness Opinion”.
3. Superior Take-over Proposal Permitted
     The terms of the Pre-Acquisition Agreement permit the Board of Directors to respond, in accordance with its fiduciary duties, to unsolicited Superior Proposals made prior to the successful completion of the Offer. In such circumstances, the Non-Completion Fee may be payable by Innicor to Sondex. The ability of the Board of Directors to respond to any such Superior Proposal is subject to the conditions contained in the Pre-Acquisition Agreement. See “Pre-Acquisition Agreement”.
4. Acceptance of the Offer by Directors, Senior Officers and Principal Shareholders of Innicor
     Each of the Supporting Shareholders, who collectively hold an aggregate of 9,297,220 Shares and Options to purchase an aggregate of 700,000 Shares, representing approximately 51.5% of the issued and outstanding Shares on a fully-diluted basis, have agreed pursuant to the Pre-Tender Agreements to tender their Shares (together with any Shares acquired pursuant to the exercise or surrender of Options) to the Offer. See “Intentions of Directors, Senior Officers and Certain Shareholders of Innicor with Respect to the Offer”.
5. Current Industry Conditions and Future Prospects
     Innicor’s business, financial condition, results of operations, current business plan and future prospects in the context of current industry and economic conditions influenced the Board of Directors in its deliberations. Among these factors, the Board of Directors considered and weighed the anticipated value to be derived by Shareholders from the pursuit of Innicor’s existing business plan relative to the immediate and greater value to be derived by Shareholders from the Offer.
6. Reasonable Non-Completion Fee
     The Non-Completion Fee that may become payable by Innicor to Sondex in certain circumstances described in the Pre-Acquisition Agreement and summarized below under “Pre-Acquisition Agreement - Non-Completion Fee” is reasonable in relation to the size of the proposed transaction and similar fees paid in comparable transactions.
7. Liquidity
     The Offer represents an opportunity for Shareholders to dispose of all of their Shares for cash consideration of $3.75 per Share.
8. Legal Advice
     The Board of Directors has received legal advice that entering into the Pre-Acquisition Agreement was not inconsistent with its fiduciary obligations and does not preclude the Board of Directors from continuing to act in accordance with such fiduciary obligations.
     The foregoing discussion of the factors considered by the Board of Directors is not intended to be exhaustive, but addresses the material information and factors considered by the Board of Directors in its review and consideration of the Offer. Shareholders should consider the Offer carefully and make their own decision as to their acceptance or rejection of the Offer.
BACKGROUND TO THE OFFER
     Management of Innicor and the Board of Directors continually examine opportunities to advance the interests of Shareholders and to maximize Shareholder value. This process includes an evaluation both of Innicor’s existing business plan and also of external opportunities available to the Corporation, from time to time.

     In March 2006, management of Innicor met with Messrs. Perry and Wilks of Sondex to discuss opportunities for Innicor and Sondex to cooperate in furthering the companies’ respective businesses, either on an informal basis or through a form of joint venture. To facilitate an exchange of information between the parties, Innicor entered into a confidentiality agreement with Sondex on April 11, 2006.
     In late April 2006, management of Innicor was approached by Messrs. Perry and Wilks with an unsolicited verbal proposal setting forth certain key terms with respect to a possible transaction between Innicor and Sondex and subject to several significant conditions, including the completion of satisfactory due diligence. Although management of Innicor was of the view that Sondex’s proposal did not reflect the potential value of Innicor’s current business or future prospects, management and the Board of Directors agreed that the potential opportunities associated with some form of transaction with Sondex warranted further investigation.
     Innicor engaged Bennett Jones LLP in April 2006 to provide advice on directors’ fiduciary duties in the context of exploring such an alternative for Shareholders and to provide advice on evaluating such opportunity and weighing it against Innicor’s existing business plan.
     After conducting discussions with Sondex intermittently during April 2006, management and the Board of Directors concluded that Sondex’s proposal did not reflect the potential value of Innicor’s current business or future prospects and advised Sondex of such conclusion.
     On June 22, 2006, Innicor received from Sondex another unsolicited non-binding proposal containing an increased price and subject to several significant conditions, including the completion of satisfactory due diligence.
     At a meeting of the Board of Directors held on June 27, 2006, the Board of Directors resolved that Innicor retain Peters & Co. as financial advisor. An engagement letter with Peters & Co. was signed on June 29, 2006. Peters & Co. was engaged to provide financial advisory services to the Board of Directors.
     After reviewing the increased proposal and receiving the advice of Peters & Co. and Bennett Jones LLP, management of Innicor and the Board of Directors determined that, in light of Innicor’s current business plan, the increased proposal still did not reflect the potential value to Shareholders of Innicor’s current business or future prospects and was not a transaction that Innicor should proceed with at that time.
     During July 2006, management of Innicor, with the assistance of Peters & Co. and of Bennett Jones LLP, considered various strategic alternatives for Innicor.
     On August 2, 2006, Sondex’s financial advisors delivered to Peters & Co. a further unsolicited non-binding proposal containing a further increased price and subject to several significant conditions, including the completion of satisfactory due diligence.
     At a meeting of the Board of Directors held on August 4, 2006, the Board of Directors discussed the latest proposal from Sondex in light of Innicor’s current business plan and future prospects and in the context of other opportunities available to Innicor to maximize Shareholder value. After receiving the advice of Peters & Co. and Bennett Jones LLP, the Board of Directors discussed and set out the parameters under which Innicor could advise Sondex it would be prepared to have further discussions with respect to a possible transaction between the two companies.
     On August 8, 2006, management of Innicor relayed to Messrs. Perry and Wilks the outcome of the August 4 meeting of the Board of Directors.
     On August 9, 2006, Messrs. Perry and Wilks contacted Messrs. Campbell and Bootle of Innicor to suggest a basis on which Sondex could proceed with a detailed due diligence review of Innicor and its business.
     At a meeting of the Board of Directors held on August 10, 2006, the Board of Directors discussed at length the various alternatives for going forward. At that meeting and subsequent meetings held during August 2006, the Board of Directors was advised as to its duties and responsibilities, including its fiduciary obligations, by legal counsel. The Board of Directors authorized Messrs. Campbell and Bootle to continue conversations with Sondex on the basis that all discussions and proposals, if any, were subject to the approval of the Board of Directors. In addition, Innicor’s financial and legal advisors were directed to review and assess the proposal received from Sondex on August 2, 2006, as updated as a result of subsequent discussions.
     During September 2006, representatives and advisors of Sondex conducted a detailed due diligence review of Innicor and its business. Also during this time, Messrs. Campbell and Bootle discussed with Messrs. Perry and Wilks several significant conditions to any possible pre-acquisition agreement between the parties.
     At a meeting of the Board of Directors held on September 11, 2006, management of Innicor, together with Bennett Jones LLP and Peters & Co., discussed potential issues associated with a pre-acquisition agreement and form of pre-tender agreement. On September 16, 2006, these issues were relayed by Messrs. Campbell and Bootle to Messrs. Perry and Wilks at a meeting held in Calgary and which included advisors to each of Innicor and Sondex.
     At a meeting of the Board of Directors held on September 17, 2006, management of Innicor updated the Board of Directors. After reviewing the terms of a form of pre-acquisition agreement, the Board of Directors advised management of Innicor that the agreement was not yet in a form which could be approved by the Board of Directors and directed management to continue to negotiate several issues as Sondex continued its due diligence review.
     From September 18, 2006 to September 20, 2006, management of Innicor and its advisors continued negotiations with Sondex and its advisors. After the close of markets on September 20, 2006, Innicor and Sondex concluded negotiations and Sondex advised Innicor that it had completed its due diligence review of Innicor.
     At a meeting of the Board of Directors held after the close of markets on September 20, 2006, the Board of Directors was provided with an update from Mr. Campbell on the status of negotiations with Sondex and the form of the Pre-Acquisition Agreement. Peters & Co. provided the Board of Directors with financial advice regarding the consideration being offered by Sondex pursuant to the Pre-Acquisition Agreement, including their confirmation as to the fairness of the consideration to be provided under the Pre-Acquisition Agreement, from a financial point of view, to Shareholders. Innicor’s legal counsel provided detailed advice on the terms of the Pre-Acquisition Agreement and the form of Pre-Tender Agreement. The Board of Directors reviewed the terms of the Pre-Acquisition Agreement and discussed with counsel a number of issues arising in respect of the Pre-Acquisition Agreement and again received advice concerning its fiduciary duties. The Board of Directors fully considered its duties and responsibilities to Shareholders and approved the Pre-Acquisition Agreement after considering a number of factors, including the verbal fairness opinion of Peters & Co., the advice of its legal counsel and the other factors listed under “Reasons for Recommendation”. The Board of Directors determined that the Offer was in the best interests of Innicor and Shareholders and resolved to unanimously recommend acceptance of the Offer by Shareholders.
     The Pre-Acquisition Agreement was executed in the evening of September 20, 2006, and the transaction was publicly announced shortly thereafter.
FAIRNESS OPINION
     The Board of Directors has received the Fairness Opinion from Peters & Co., which states that, subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received under the Offer is fair, from a financial point of view, to Shareholders.
     The full text of the Fairness Opinion, which sets forth assumptions made, matters considered and qualifications and limitations on the review undertaken by it in connection with its opinion, is attached as Schedule “A” to this Directors’ Circular. The Fairness Opinion addresses only the fairness of the Offer from a financial point of view and is not, and should not be construed as, a valuation of Innicor, its assets or securities or as a recommendation to any Shareholders to tender Shares to the Offer. Shareholders are urged to read the Fairness Opinion in its entirety.

     Neither Peters & Co. nor any of its affiliates is an insider, associate or affiliate of Innicor or the Subsidiary or any of their respective associates or affiliates.
     Peters & Co. is to be paid a fee for its services as financial advisor to the Board of Directors, which services include the provisions of the Fairness Opinion. In addition, Peters & Co. is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by Innicor in certain circumstances from and against liabilities arising out of Peters & Co.’s engagement as financial advisor to the Board of Directors.
PRE-ACQUISITION AGREEMENT
     The Pre-Acquisition Agreement sets forth, among other things, the terms and conditions upon which the Offer is to be made by the Offeror. The following is a summary of the principal terms of the Pre-Acquisition Agreement. This summary is qualified in its entirety by the full text of the Pre-Acquisition Agreement, which has been filed by Innicor with the Canadian securities regulatory authorities on SEDAR and is available through the Internet at www.sedar.com.
The Offer
     On September 20, 2006, Innicor and Sondex entered into the Pre-Acquisition Agreement pursuant to which Sondex agreed to make the Offer, either directly or through a subsidiary, for cash consideration of $3.75 per Share. The Pre-Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 90% of the Shares (calculated on a fully-diluted basis) shall be deposited and not withdrawn under the Offer (the “Minimum Condition”). The Offer is also conditional upon the approval of securityholders of Sondex to be sought at a meeting of such securityholders to be held on or before the Expiry Date. The Offer will expire at the Initial Expiry Time, subject to the right of the Offeror to extend the period during which Shares may be deposited under the Offer.
Approval by the Board of Directors
     Pursuant to the Pre-Acquisition Agreement, Innicor represented to Sondex that its Board of Directors had, after consultation with its legal and financial advisors: (i) unanimously approved the Pre-Acquisition Agreement; (ii) based on advice from its financial advisor, determined that the consideration to be received under the Offer is fair, from a financial point of view, to Shareholders; (iii) determined that the Offer is in the best interest of Innicor and Shareholders; and (iv) unanimously resolved to recommend acceptance of the Offer by the Shareholders, provided that Innicor may accept, approve or implement a Superior Proposal in the circumstances described under “No Solicitation” below.
Representations and Warranties
     The Pre-Acquisition Agreement contains a number of customary representations and warranties of Innicor and Sondex relating to, among other things, corporate status and the corporate authorization and enforceability of, and the approval by their respective boards of directors of, the Pre-Acquisition Agreement and the Offer. The representations and warranties of Innicor also address various matters relating to the business and operations of Innicor.
Conduct of Business by Innicor
     Innicor has agreed that, during the period commencing on the date of the Pre-Acquisition Agreement and continuing until the Pre-Acquisition Agreement is terminated, unless Sondex otherwise agrees in writing, acting reasonably, or as otherwise expressly permitted or specifically contemplated by the Pre-Acquisition Agreement, the business of Innicor and the Subsidiary will be conducted only in the usual and ordinary course of business and consistent with past practice and Innicor will use all commercially reasonable efforts to maintain and preserve its business, organization, assets, employees and advantageous business relationships. Innicor also agreed, during such period, not to take certain corporate actions and not to undertake certain measures related to the operations of Innicor and the Subsidiary without the prior consent of Sondex.

Employee Stock Ownership Plan
     Pursuant to the Pre-Acquisition Agreement, Innicor has agreed to suspend the Employee Stock Ownership Plan and, in lieu thereof, implement a cash-based compensation plan to provide existing participants in the Employee Stock Ownership Plan with cash payments equivalent to those contributions that would have been made by Innicor pursuant to the Employee Stock Ownership Plan.
Cease Negotiation
     Pursuant to the Pre-Acquisition Agreement, Innicor has agreed with Sondex that it will immediately cease and cause to be terminated all existing discussions and negotiations (including through any of its officers, directors, employees, representatives, agents or other parties on its behalf (“Representatives”)), if any, with any parties conducted before the date of the Pre-Acquisition Agreement by Innicor with respect to any Take-over Proposal and, will immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Innicor relating to a Take-over Proposal. Innicor has also represented and warranted to Sondex that neither it nor any of its Representatives have engaged in any discussions or negotiations with any third party regarding a Take-over Proposal since the commencement of discussions between Innicor and its Representatives and Sondex.
No Solicitation
     Innicor also has agreed in the Pre-Acquisition Agreement that it will not, and will not authorize or permit any of its Representatives to, directly or indirectly:
(a)	solicit, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiry or the making of any proposal to Innicor or Shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions) a Take-over Proposal;

(b)	enter into or participate in any discussions or negotiations regarding a Take-over Proposal, or furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Innicor in connection with a Take-over Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

(c)	waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Innicor under confidential information agreements, including any “standstill provisions” thereunder.
     The foregoing does not prevent Innicor from:
(a)	engaging in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Pre-Acquisition Agreement by Innicor or any of its Representatives) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement, may furnish such party with information concerning Innicor and its business, properties and assets in each case if, and only to the extent that:
(i)	the third party has first made a Superior Proposal;

(ii)	prior to furnishing such information to, or entering into discussions or negotiations with such, person or entity, Innicor provides immediate notice orally and in writing to Sondex to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Sondex, copies of all information provided to such party concurrently with the provision of such information to such party and copies of any agreements proposed to be entered into with such person or entity (including a “Proposed Agreement” as described under “Right to Match” below); and

(iii)	Innicor provides to Sondex in writing the determination of the Board of Directors forthwith upon determining that the Take-over Proposal, if completed, would constitute a Superior Proposal;
(b)	complying with applicable rules and securities laws relating to the provision of directors’ circulars and making appropriate disclosure with respect thereto to Shareholders and Optionholders; and

(c)	accepting, recommending, approving or entering into any agreement in respect of a Superior Proposal if prior to such acceptance, recommendation or approval, Innicor has considered all proposals to adjust the terms and conditions of the Pre-Acquisition Agreement which may be offered by Sondex during the Response Period described under “Right to Match” below.
Right to Match
     Innicor has agreed not to accept, approve, recommend or enter into any agreement, understanding or arrangement (a “Proposed Agreement”) in respect of a Superior Proposal, other than a confidentiality agreement, unless a period (the “Response Period”) of 72 hours has elapsed from the time Sondex receives written notice from Innicor that the Board of Directors has determined to enter into the Proposed Agreement in order to proceed with the Superior Proposal. During the Response Period, Sondex will have the right, but not the obligation, to offer to amend the terms of the Offer and Innicor will negotiate in good faith the terms of any proposed amendment. The Board of Directors will review any such proposal to amend the Offer to determine (in consultation with its financial and legal advisors) whether the Superior Proposal to which Sondex is responding would continue to be a Superior Proposal when assessed against the Offer as proposed by Sondex to be amended. If the Board of Directors does not so determine, the Board of Directors will promptly reaffirm its recommendation of the Offer, as so amended. If the Board of Directors does so determine, Innicor may enter into the Proposed Agreement in order to implement the Superior Proposal provided that Innicor has paid to Sondex the Non-Completion Fee and has terminated the Pre-Acquisition Agreement in accordance with its terms. Sondex shall be afforded a new Response Period in respect of each Superior Proposal and in respect of each increase or modification of the consideration payable under any Superior Proposal.
Amendment, Variation or Waiver of Conditions
     Sondex is permitted under the Pre-Acquisition Agreement to, in its sole discretion, amend or extend, vary or waive any term or condition of the Offer, provided that Sondex will not, without the prior consent of Innicor: (i) waive or reduce the Minimum Condition to less than 66 2/3% of the issued and outstanding Shares on a diluted basis; (ii) increase the Minimum Condition to greater than 90% of the issued and outstanding Shares on a diluted basis; (iii) impose additional conditions to the Offer other than those set forth in the Pre-Acquisition Agreement; (iv) decrease or change the form of the consideration to be paid for each Share (unless the change in form of consideration includes consideration in addition to the $3.75 per Share cash consideration required to be offered pursuant to the Pre-Acquisition Agreement); or (v) otherwise amend or make any other change in the Offer which is adverse to the Shareholders (and for which purpose an extension of the Offer or waiver of a condition, other than the Minimum Condition, is not considered adverse).
Non-Completion Fee
     Innicor will pay to Sondex the Non-Completion Fee if, at any time after the date of the Pre-Acquisition Agreement, any of the following occur:

(a)	the Board of Directors fails to recommend that Shareholders accept the Offer or withdraws or, in any manner adverse to completion of the Offer or to Sondex, redefines, modifies or changes any of its recommendations or determinations required by the Pre-Acquisition Agreement prior to the Expiry Time, or resolves to do so;

(b)	any bona fide Take-over Proposal for the Shares is publicly announced or commenced prior to the expiry of the Offer, and the Board of Directors fails to publicly reaffirm and maintain its recommendation of the Offer to the Shareholders within five days after the public announcement or commencement of any such Take-over Proposal;

(c)	the Board of Directors recommends that Shareholders deposit their Shares under, vote in favour of, or otherwise accept, a Take-over Proposal prior to the termination of the Pre-Acquisition Agreement;

(d)	Innicor enters into any agreement with any person with respect to a Take-over Proposal prior to the Expiry Time (excluding a confidentiality agreement in relation to a bona fide Take-over Proposal);

(e)	there is a material breach or material non-performance by Innicor of its covenants, agreements, obligations, representations and warranties contained in the Pre-Acquisition Agreement which has not been cured to the satisfaction of Sondex, acting reasonably, within three business days of receipt of notice by Innicor of any such breach or non-performance; or

(f)	prior to the Expiry Time, a bona fide Take-over Proposal is publicly announced, offered or made to all or substantially all Shareholders or to Innicor and, at the Expiry Time:
(i)	such Take-over Proposal has not expired or been withdrawn; and

(ii)	the Minimum Condition is not satisfied.
     Innicor and Sondex have acknowledged and agreed that the payment of the Non-Completion Fee is a payment of liquidated damages which represents a genuine pre-estimate of the damages Sondex will suffer or incur as a result of any such event giving rise to such payment. Sondex has agreed that the payment of the Non-Completion Fee represents the sole and only recourse or remedy against Innicor in respect of any such breach or non-performance.
     Innicor has agreed that the Non-Completion Fee will be paid within five business days of the date of the earliest of such event to occur. On the date of the earliest event described above, Innicor is deemed to hold such sum in trust for Sondex. The Non-Completion Fee will only be required to be paid to Sondex once pursuant to the foregoing provisions.
Limitation of Liability and Expense Reimbursement
     To correspond to the limitation of liability afforded Innicor under the Pre-Acquisition Agreement, Innicor has agreed that any recourse or remedy against Sondex in respect of any breach or non-performance of the Pre-Acquisition Agreement shall be limited to $3 million.
     Sondex has agreed to reimburse Innicor for reasonable expenses incurred by Innicor in connection with the Pre-Acquisition Agreement and the transactions contemplated therein, to a maximum of $300,000, in the event: (i) the Pre-Acquisition Agreement is terminated by Innicor under item (j) as described under “Termination”; or (ii) Sondex has not obtained all necessary approvals from the securityholders to consummate the transactions contemplated in the Pre-Acquisition Agreement on or prior to the Expiry Time.

Termination
     The Pre-Acquisition Agreement may be terminated by: (i) mutual written agreement of Sondex and Innicor; or (ii) written notice promptly given to the other party, at any time prior to the date that the Offeror first takes up and acquires Shares pursuant to the Offer (the “Take-up Date”):
(a)	by either Sondex or Innicor, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action has become final and non-appealable;

(b)	by Sondex, if the conditions to making the Offer as described in the Pre-Acquisition Agreement are not satisfied or waived prior to the time specified in the Pre-Acquisition Agreement, if applicable, or, if not specified, by the time that the Offer is required to be made;

(c)	by Innicor, if Sondex has not mailed the Offer Documents to Shareholders prior to 11:59 p.m. (Calgary time) on October 31, 2006, or such later date as Innicor may agree to;

(d)	by either Sondex or Innicor, if the Offeror has not taken up and paid for the Shares deposited under the Offer on or before the date that is 60 days following the day of mailing of the Offer Documents;

(e)	by either Sondex or Innicor, if the Offer terminates or expires at the Expiry Time without the Offeror taking up and paying for any of the Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition is due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement;

(f)	by Sondex, if the Non-Completion Fee becomes payable;

(g)	by Innicor, if the Non-Completion Fee becomes payable and payment thereof has been made to Sondex;

(h)	by Sondex if a Material Adverse Change (as defined in the Pre-Acquisition Agreement) in respect of Innicor and the Subsidiary (taken as a whole) has occurred; or

(i)	by either Sondex or Innicor, if there has been a breach or non-performance by the other party of any representation, warranty (without reference to any qualification as to materiality in such representation and warranty) or covenant contained in the Pre-Acquisition Agreement which would have or would reasonably be expected to have a Material Adverse Effect (as defined in the Pre-Acquisition Agreement) (in the case of termination by Sondex) or a material adverse effect on Sondex (in the case of termination by Innicor), or a material adverse effect on the ability of the Offeror to complete the Offer, provided that the breaching or non-performing party has been given notice of and three business days to cure any such breach or non-performance.
Reconstitution of the Board of Directors
     Immediately following the payment by Sondex for the Shares taken-up under the Offer: (i) the Board of Directors will be reconstituted through the resignations of all existing directors of Innicor and the appointment of Sondex’s nominees in their stead, and Innicor will, in accordance with the foregoing and subject to the provisions of the ABCA, assist Sondex to secure the resignations of all directors of Innicor to be effective at such time and to use its best commercial efforts to cause the election of Sondex’s nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholder meeting; and (ii) the officers of Innicor will be reconstituted through resignations of all existing officers of Innicor and the appointment of Sondex nominees in their stead.
     In connection with the foregoing, each of Sondex and Innicor shall use their reasonable commercial efforts to secure from, and to provide to, the existing directors and officers of Innicor mutual releases in form and substance satisfactory to Sondex, Innicor and such directors and officers, each acting reasonably.
Directors’ and Officers’ Insurance
     Sondex has agreed that, for a period of six years after the date on which Sondex takes up a number of Shares sufficient to satisfy the Minimum Condition, Sondex will, or will cause Innicor or any successor to Innicor (including any successor resulting from the winding-up, or liquidation or dissolution of Innicor) to maintain Innicor’s current directors’ and officers’ insurance policy or an equivalent policy on a six year “trailing” or “run-off” basis subject in either case to terms and conditions no less advantageous to the directors and officers of Innicor and the Subsidiary than those contained in the policy in effect on the date of the Pre-Acquisition Agreement, for all present and former directors and officers of Innicor and the Subsidiary, covering claims made prior to or within six years after the Effective Time. Notwithstanding the foregoing, in no event shall the aggregate premium for such run-off insurance be greater than $120,000 for such six year period, and if either Sondex or Innicor is unable to obtain equivalent insurance or if obtaining equivalent insurance would cost in excess of $120,000, Sondex or Innicor will obtain such insurance as it is able to obtain for $120,000.
Indemnities
     Sondex has agreed to, and has agreed to cause Innicor or any successor to Innicor to, indemnify the directors and officers of Innicor and the Subsidiary to the fullest extent to which Sondex, Innicor and the Subsidiary, as the case may be, are required to indemnify such officers and directors under their respective charter, by-laws, laws and contracts of indemnity.
PRE-TENDER AGREEMENTS
     Each of the Supporting Shareholders have entered into the Pre-Tender Agreements pursuant to which the Supporting Shareholders have agreed to tender pursuant to the Offer all Shares they beneficially own or over which they exercise control or direction, and all Shares they acquire prior to the Expiry Time, including Shares acquired pursuant to the exercise or surrender of Options. Pursuant to the Pre-Tender Agreements, the Supporting Shareholders have agreed to exercise or surrender all of their Options as contemplated by the Pre-Acquisition Agreement.
     Pursuant to the Pre-Tender Agreements, Sondex has acknowledged that the directors and officers of Innicor who have entered into the Pre-Tender Agreements have done so in their capacity as Shareholders and that having done so does not derogate from the discharging of their duties as directors and/or officers of Innicor and that nothing contained in the Pre-Acquisition Agreement or in the Pre-Tender Agreements will prevent any director or officer of Innicor from discharging his legal or fiduciary obligations as a director or officer, subject to compliance with the Pre-Tender Agreement and the Pre-Acquisition Agreement. Further, the Supporting Shareholders are entitled to withdraw all of the Shares deposited pursuant to the Offer if: (i) a Take-over Proposal is announced, proposed, offered or made to the holder of Shares which, in the opinion of the Board of Directors after consultation with its financial advisors, would constitute a Superior Proposal, and the Response Period has expired; or (ii) the Offeror decreases or changes the form of consideration offered pursuant to the Offer or otherwise modifies or amends the Offer in a manner materially adverse to the Shareholders, provided that an extension of the Offer shall not constitute an adverse modification or amendment to the Offer.
     As of September 20, 2006, the Supporting Shareholders held, in the aggregate, 9,297,220 Shares and Options to purchase an aggregate of 700,000 Shares, representing approximately 51.5% of the outstanding Shares on a fully diluted basis.

INTENTIONS OF DIRECTORS, SENIOR OFFICERS AND
CERTAIN SHAREHOLDERS OF INNICOR WITH RESPECT TO THE OFFER
     Each of the directors and senior officers of Innicor and each of the Principal Shareholders has indicated their intention to accept the Offer both with respect to Shares currently owned by them, directly or indirectly, and also with respect to any Shares that may be issued to them upon any exercise or surrender of Options held by such persons as indicated below under “Ownership of Securities of Innicor”.
     Accordingly, based on the foregoing, the Supporting Shareholders are expected to accept the Offer and tender an aggregate of 9,297,220 Shares, as well as the Shares issued on the exercise or surrender of 700,000 Options, to the Offer, representing approximately 51.5% of the outstanding Shares on a fully diluted basis.
     Except for the Supporting Shareholders, Innicor has no knowledge as to the intentions of any other Shareholder to accept or reject the Offer.
DIRECTORS, OFFICERS AND OWNERSHIP OF SECURITIES OF INNICOR
     As of October 11, 2006, there were 18,117,928 Shares and 1,292,048 Options outstanding.
Directors and Senior Officers
     The names of the directors and senior officers of Innicor, the positions held by them and the designation, percentage of class and number of securities beneficially owned, directly or indirectly, or over which control or direction is exercised by them and, to their knowledge after reasonable inquiry, their respective associates, are as follows:

		Percentage of		Percentage of
	Number	Outstanding	Number of	Outstanding
Name and Position	of Shares	Shares	Options	Options
Delton A. Campbell(2)	811,737	4.5%	180,000	13.9%
President, Chief Executive Officer and Director
Robert Jones(3)	372,622	2.1%	165,000	12.8%
Vice President, Chief Operating Officer and Director
Ian Bootle	94,909	0.5%	180,000	13.9%
Vice President, Finance and Chief Financial Officer
Robert A. Lehodey(4)	31,000	0.2%	35,000	2.7%
Director
William R. Stedman(5)	275,000	1.5%	45,000	3.5%
Director
Douglas Freel(6)	—	—	35,000	2.7%
Director
Edward DiPaolo	—	—	60,000	4.6%
Director

Notes:
(1)	The information as to Shares and Options beneficially owned, not being within the knowledge of Innicor, has been furnished by the respective directors and senior officers individually.

(2)	Mr. Campbell’s spouse holds 42,491 Shares, which are included in the Shares reported above.

(3)	Mr. Jones is the controlling shareholder of Talaria Investments Inc., which holds 130,473 Shares and which are included in the Shares reported above.

(4)	Mr. Lehodey holds 25,000 Shares and 20,000 Options in trust for a law firm of which he was formerly a partner, which are included in the Shares and Options reported above.

(5)	Mr. Stedman is the controlling shareholder of Shoebox Oils Inc., which holds 200,000 Shares and which are included in the Shares reported above.

(6)	Mr. Freel is the Vice President of the ARC Financial Group, which, directly or indirectly, beneficially owns or exercises control or direction over 7,755,071 Shares and the 35,000 Options reported above. See “Directors, Officers and Ownership of Securities of Innicor – Principal Shareholders”.
Principal Shareholders
     The directors and senior officers of Innicor, after reasonable inquiry, do not know of any person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Shares as at the date of this Directors’ Circular other than as set out below. No securities of Innicor are owned, directly or indirectly, or controlled by any person acting jointly or in concert with Innicor.

		Percentage of		Percentage of
	Number of	Outstanding	Number of	Outstanding
Name of Shareholder	Shares	Shares	Options	Options
ARC Capital Ltd.(1)	306,250	1.7%	—	—
ARC Canadian Energy Venture Fund(1)	318,750	1.8%	35,000(2)	2.7%
ARC Canadian Energy Venture Fund 2(1)	7,130,071	39.4%	—	—

Notes:
(1)	ARC Capital Ltd., ARC Equity Management Ltd. (manager of ARC Canadian Energy Venture Fund) and ARC Equity Management (Fund 2) Ltd. (manager of ARC Canadian Energy Venture Fund 2) are part of the ARC Financial Group of Calgary, Alberta and together as a group beneficially own or exercise control or direction over an aggregate of 7,755,071 Shares representing approximately 40.1% of the outstanding Shares on a fully diluted basis.

(2)	Options exercisable into 35,000 Shares were granted to Douglas L. Freel, a director of Innicor. Mr. Freel is the Vice President of ARC Equity Management Ltd., which is the manager of ARC Canadian Energy Venture Fund.
TRADING IN SECURITIES OF INNICOR
     Except as disclosed in the following table, none of Innicor, the directors or senior officers of Innicor nor, to the knowledge of the Board of Directors after reasonable inquiry, any of their respective associates, any person holding more than 10% of the Shares or any person acting jointly or in concert with Innicor has traded in any securities of Innicor during the six month period preceding the date of this Directors’ Circular.

			Number of	Price per
Name	Date of Trade	Type of Trade	Shares	Share
Ian Bootle	May 5, 2006	Purchase of Shares under	440	$2.67
		Employee Stock Ownership Plan(1)

	June 8, 2006	Purchase of Shares under	386	$3.05
		Employee Stock Ownership Plan(1)

			Number of	Price per
Name	Date of Trade	Type of Trade	Shares	Share
	July 11, 2006	Purchase of Shares under	363	$3.24
		Employee Stock Ownership Plan(1)

	August 1, 2006	Purchase of Shares under	381	$3.10
		Employee Stock Ownership Plan(1)

	September 8, 2006	Purchase of Shares under	433	$2.72
		Employee Stock Ownership Plan(1)

Delton Campbell	May 5, 2006	Purchase of Shares under	544	$2.67
		Employee Stock Ownership Plan(1)

	June 8, 2006	Purchase of Shares under	477	$3.05
		Employee Stock Ownership Plan(1)

	July 11, 2006	Purchase of Shares under	449	$3.24
		Employee Stock Ownership Plan(1)

	August 1, 2006	Purchase of Shares under	470	$3.10
		Employee Stock Ownership Plan(1)

	September 8, 2006	Purchase of Shares under	534	$2.72
		Employee Stock Ownership Plan(1)

Robert Jones	May 5, 2006	Purchase of Shares under	462	$2.67
		Employee Stock Ownership Plan(1)

	June 8, 2006	Purchase of Shares under	405	$3.05
		Employee Stock Ownership Plan(1)

	July 11, 2006	Purchase of Shares under	381	$3.24
		Employee Stock Ownership Plan(1)

	August 1, 2006	Purchase of Shares under	399	$3.10
		Employee Stock Ownership Plan(1)

	September 8, 2006	Purchase of Shares under	454	$2.72
		Employee Stock Ownership Plan(1)

Robert Lehodey	May 30, 2006	Option Exercise	25,000	$1.00

William Stedman	May 31, 2006	Option Exercise	25,000	$1.00

Note:

(1)	Represents the automatic purchase of Shares by the trustee under the Employee Stock Ownership Plan pursuant to the terms thereof.
ISSUANCES OF SECURITIES OF INNICOR
     Except as disclosed in the following table, no Shares or Options have been issued to any of the directors or senior officers of Innicor during the two year period preceding the date of this Directors’ Circular.

				Price per
Name	Date of Issuance	Securities Issued	Number	Security
Ian Bootle	November 10, 2005	Options	45,000	$2.00

Delton Campbell	November 10, 2005	Options	60,000	$2.00

Edward DiPaolo	November 9, 2004	Options	45,000	$2.60

	November 10, 2005	Options	15,000	$2.00

Douglas Freel	November 9, 2004	Options	20,000	$2.60

	November 10, 2005	Options	15,000	$2.00

Robert Jones	November 10, 2005	Options	45,000	$2.00

Robert Lehodey	November 10, 2005	Options	15,000	$2.00

	May 30, 2006	Shares (Exercise of Options)	25,000	$1.00

William Stedman	November 10, 2005	Options	20,000	$2.00

	May 31, 2006	Shares (Exercise of Options)	25,000	$1.00
     Except as may occur through the exercise or surrender of Options, none of the directors and senior officers of Innicor currently intend to acquire Shares during the period that the Offer is open nor do any of the directors and senior officers of Innicor know of any person, other than employees of Innicor who may exercise or surrender Options, who currently intends to acquire Shares during the period that the Offer is open.
ARRANGEMENTS BETWEEN INNICOR AND
DIRECTORS AND SENIOR OFFICERS OF INNICOR
     There are no arrangements or agreements made or proposed to be made with Innicor and any of the directors or senior officers of Innicor pursuant to which a payment or other benefit is to be paid or given by way of compensation for loss of office or as to their remaining in, or retiring from, office if the Offer is successful, except as described below.
Employment Agreements
     Innicor has previously entered into employment agreements with each of Messrs. Campbell, Jones and Bootle (collectively, the “Officers”). In the event that an employment agreement is terminated by Innicor for any reason (including the death or disability of the Officer) other than for just cause or, if upon a change of control and the occurrence of one or more other events within six months following the date of change of control, the Officer elects to terminate his employment agreement, Innicor is required to pay each such Officer: (i) a lump sum equal to two years current base salary; (ii) two times the annual cost of the benefits provided to him as of the date of termination; and (iii) an amount equal to any bonuses paid to such individual during the previous fiscal year.
     The aggregate obligation of Innicor pursuant to the foregoing employment agreements in the circumstances of an involuntary termination or a change of control as described above, together with accrued bonuses, is approximately $1.85 million. If the Offer is successful, Sondex and the Officers have agreed that the employments agreements will be terminated and that the payments required to be made under the employment agreements will be made to the Officers. In exchange for such payments, the Officers have agreed to execute and deliver a waiver and release of any claims they may have under the employment agreements.
Stock Option Plan
     The Board of Directors established the Stock Option Plan for the purpose of encouraging the participation of eligible persons in the growth and development of Innicor. Directors, officers and employees of Innicor (collectively, “Eligible Persons”) are eligible to receive Options under the Stock Option Plan, which is administered by the Board of Directors.

     The Stock Option Plan provides that the exercise price of Options may not be less than the market price (as that term is defined in the rules of the TSX) for the Shares on the TSX on the trading day immediately preceding the day on which the Option is granted. The period over which any Option may be exercised will be determined at the time of the granting of the Option, although the Stock Option Plan prohibits such period from extending beyond five years from the date of grant. Vesting is determined by the Board of Directors at the time Options are granted, which generally is over a three year period.
     Although Options are non-assignable, they contain provisions permitting the legal personal representatives of an Optionholder, for a period of six months, to exercise the Option in the event of the death of such Optionholder. In the event the Optionholder ceases to be an Eligible Person, such Options will terminate on the earlier of: (i) their normal expiry date; and (ii) 90 days from the date on which such Optionholder ceases, by reason other than death, to be an Eligible Person.
     The Pre-Acquisition Agreement provides that the Board of Directors shall cause the vesting of all Options to accelerate prior to the completion of the Offer, such that all outstanding Options shall be fully vested prior to the Expiry Time. The Board of Directors shall permit all such Options to: (i) be exercised in accordance with their terms; (ii) at the Optionholder’s election, to be surrendered to Innicor in consideration for the payment and issuance by Innicor of Shares having a fair market value (determined by reference to the Offer Price) equal to the difference between the Offer Price and the exercise price of such surrendered Options; or (iii) at the Optionholder’s election, to be surrendered to Innicor in consideration for the payment by Innicor of a cash amount equal to the difference between the Offer Price and the exercise price of such surrendered Option.
     If all directors and senior officers exercise or surrender their Options and tender the Shares acquired thereto to the Offer for cash, then the aggregate net amount received by such directors and senior officers will be approximately $1.2 million.
Indemnity Agreements
     The directors of Innicor have indemnity agreements with Innicor pursuant to which, in accordance with the provisions of the by-laws of Innicor and the ABCA, such directors will be indemnified by Innicor, to the fullest extent permitted by the ABCA, in respect of all costs and liabilities which each of them may incur as a result of his having acted as a director and/or officer of Innicor. See “Pre-Acquisition Agreement — Indemnities”.
ARRANGEMENTS BETWEEN SONDEX OR THE OFFEROR AND
THE DIRECTORS AND SENIOR OFFICERS OF INNICOR
     None of the directors and senior officers of Innicor is a director or officer of Sondex or the Offeror or any subsidiary of Sondex or the Offeror.
     Except for the Pre-Tender Agreements or as otherwise disclosed in this Directors’ Circular, no contract, arrangement or agreement has been made or is proposed to be made between Sondex or the Offeror and any directors or senior officers of Innicor and no payment or other benefit is proposed to be made or given by Sondex or the Offeror to any directors or senior officers of Innicor by way of compensation for loss of office or as to their remaining in, or retiring from, office if the Offer is successful. Except as disclosed herein, to the knowledge of the directors and senior officers of Innicor, after reasonable inquiry, no special contract, arrangement or understanding, formal or informal, has been made or is proposed to be made between Sondex or the Offeror and any Shareholder with respect to the Offer.
     In connection with the Offer, it is anticipated that each of Messrs. Delton Campbell, Robert Jones and Ian Bootle will enter into an employment arrangement with Sondex, conditional on completion of the Offer (the “Employment Arrangements”). These employment arrangements will be on terms substantially similar to the terms of such officers existing employment contracts with Innicor, except for the modifications set forth below.
     Certain terms currently contained in the employments agreements of Messrs. Campbell, Jones and Bootle will be deleted or reduced relative to their existing employment contracts with Innicor, including that: (a) such officers’ existing rights upon a “change of control” of Innicor will be deleted; and (b) such officers’ participation in the Innicor executive bonus plan will be terminated and replaced by participation in Sondex’s existing bonus plan at a level commensurate with such officers’ role within Sondex. In addition, Messrs. Campbell, Jones and Bootle have agreed to enter into non-competition agreements with Sondex pursuant to which such officers will agree not to compete with the business of Sondex as proposed to be conducted through Innicor following the Offer on customary terms.
     Sondex has sought an order from the applicable securities commissions or other securities regulatory authorities confirming that the Employment Arrangements do not constitute collateral benefits for purposes of applicable provincial securities legislation. The Employment Arrangements are conditional upon such order being granted.
INTERESTS OF DIRECTORS AND SENIOR OFFICERS OF INNICOR IN MATERIAL
CONTRACTS OF SONDEX OR THE OFFEROR
     Except as described under “Pre-Acquisition Agreement”, “Pre-Tender Agreements” and “Intentions of Directors, Senior Officers and Certain Shareholders of Innicor with Respect to the Offer”, no director or senior officer of Innicor or, to the knowledge of such directors or senior officers, after reasonable inquiry, their associates or any person holding more than 10% of the Shares has any interest in any material contract to which Sondex or the Offeror is a party.
OWNERSHIP OF SECURITIES OF SONDEX OR THE OFFEROR
     None of Innicor, the directors or senior officers of Innicor or, to the knowledge of the directors and senior officers of Innicor, after reasonable inquiry, any associates of the directors or senior officers of Innicor, any person holding more than 10% of the Shares or any person acting jointly and in concert with Innicor, owns or exercises control or direction over any securities of any class of Sondex or the Offeror and no such person or company has traded in any securities of Sondex or the Offeror in the six months preceding the date of this Directors’ Circular.
OTHER TRANSACTIONS
     Other than as disclosed below, Innicor is not undertaking and is not aware of any negotiation that is currently being undertaken in response to the Offer that relates to or would result in: (i) a merger or reorganization involving Innicor or the Subsidiary, or any other extraordinary transaction; (ii) a purchase, sale or transfer of a material amount of assets by Innicor or the Subsidiary; (iii) an issuer bid or tender offer for or other acquisition of securities by or of Innicor; or (iv) any material change in the present capitalization or dividend policy of Innicor.
     Innicor has agreed in the Pre-Acquisition Agreement that Innicor will, to the extent reasonable, cooperate with Sondex in structuring the acquisition by Sondex of Innicor in a tax efficient manner, including by completing to the satisfaction of Sondex, acting reasonably, a possible internal corporate reorganization of Innicor involving the transfer of certain assets to one or more partnerships and/or the transfer of certain assets or unincorporated business divisions to separate wholly-owned Canadian subsidiary corporations (a “Pre-Acquisition Reorganization”), provided that, in the opinion of Innicor or its counsel, acting reasonably, the Pre-Acquisition Reorganization is not prejudicial to Innicor, nor will it be prejudicial to Innicor in the event the Offer is not completed. Sondex shall provide written notice to Innicor of any proposed Pre-Acquisition Reorganization at least ten business days prior to the Expiry Time. Upon receipt of such notice, Sondex and Innicor shall work co-operatively and use reasonable commercial efforts to prepare, prior to the Expiry Time, all documentation necessary and do all such other acts and things as are reasonably necessary to give effect to such Pre-Acquisition Reorganization. Sondex will indemnify Innicor for all costs and taxes in connection with the foregoing.
MATERIAL CHANGES
     Except as publicly disclosed or as otherwise described herein, the directors and senior officers of Innicor are not aware of any information that indicates any material change in the affairs of Innicor since June 30, 2006, the date of the last published unaudited interim financial statements of Innicor.

OTHER INFORMATION
     Except as described herein, the directors and senior officers of Innicor are not aware of any other information not disclosed in the foregoing that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.
     Peters & Co. will be paid a fee for their services as financial advisor to the Board of Directors including fees that are contingent on a change of control of Innicor. Details of the engagement of Peters & Co. are included in the Fairness Opinion attached to this Directors’ Circular as Schedule “A”.
STATUTORY RIGHTS OF ACTION
     Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
APPROVAL OF DIRECTORS’ CIRCULAR
     The contents of this Directors’ Circular have been approved, and the delivery hereof has been authorized, by the Board of Directors.

CERTIFICATE
DATED: October 11, 2006
     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. Furthermore, the foregoing does not contain any misrepresentation likely to affect the value or market price of the securities subject to the Offer within the meaning of the Securities Act (Québec).
On behalf of the Board of Directors

(signed) William R. Stedman	(signed) Douglas Freel
Director	Director

CONSENT OF PETERS & CO. LIMITED
DATED:      October 11, 2006
TO:          The Board of Directors of Innicor Subsurface Technologies Inc.
     Reference is made to our opinion letter dated September 20, 2006, with respect to the fairness from a financial point of view to the holders of the outstanding common shares (the “Shares”) of Innicor Subsurface Technologies Inc. (“Innicor” or the “Corporation”) of Cdn.$3.75 per Share in cash proposed to be received by holders of Shares in the Offer (as defined in the opinion letter), pursuant to the Pre-Acquisition Agreement dated as of September 20, 2006, between Innicor and Sondex plc.
     The foregoing opinion letter is provided for the information and assistance of the Board of Directors of the Corporation in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, offering document or directors’ circular, or any other document, except in accordance with our prior written consent. We understand that the Corporation has determined to include our opinion in the Directors’ Circular dated October 11, 2006 of Innicor.
     In that regard, we hereby consent to the reference to our opinion under the captions “Recommendation of the Board of Directors”, “Reasons for Recommendation – Fairness Opinion”, “Background to the Offer”, “Fairness Opinion” and “Other Information” and to the inclusion of the foregoing opinion in the above-mentioned Directors’ Circular.
(signed) Peters & Co. Limited

SCHEDULE “A”
FAIRNESS OPINION OF
PETERS & CO. LIMITED

September 20, 2006
Innicor Subsurface Technologies Inc.
7071 112th Avenue SE
Calgary, Alberta
T2C 5A5
Attention: Board of Directors of Innicor Subsurface Technologies Inc.
Dear Sirs:
Peters & Co. Limited (“Peters & Co.”) understands that Innicor Subsurface Technologies Inc. (“Innicor”) and Sondex plc (“Sondex”) have executed a pre-acquisition agreement dated September 20, 2006 (the “Acquisition Agreement”), which contemplates a take-over bid pursuant to which Sondex, or a wholly-owned subsidiary of Sondex, will make an offer to purchase all of the issued and outstanding common shares (“Innicor Shares”) of Innicor (including all Innicor Shares which may become outstanding after the date of the Offer pursuant to the exercise or surrender of Innicor options) (the “Offer”). Pursuant to the Acquisition Agreement, holders of Innicor Shares shall receive a cash payment in the amount of $3.75 for each Innicor Share (the “Consideration”).
The Offer is subject to a number of terms and conditions which must either be satisfied or waived including, among other things, there being validly deposited under the Offer and not withdrawn at least 90% of the Innicor Shares (calculated on a fully-diluted basis). The terms and conditions of the Offer are more fully described in the Acquisition Agreement. We understand that certain shareholders, directors and officers of Innicor (the “Supporting Shareholders”), who own approximately 51.5% of the Innicor Shares (calculated on a fully-diluted basis), have agreed pursuant to pre-tender agreements (the “Pre-Tender Agreements”) to tender their Innicor Shares to the Offer, subject to certain conditions set forth in the Pre-Tender Agreements; the Supporting Shareholders may withdraw such Innicor Shares in certain circumstances.
The board of directors of Innicor (the “Board”) engaged Peters & Co., in June of 2006, to provide financial advisory services, including the preparation and provision of its opinion as to the fairness (the “Fairness Opinion”), from a financial point of view, of the Consideration to be received by the holders of Innicor Shares pursuant to the Offer.
Pursuant to the terms of our engagement, Peters & Co. has not been engaged to prepare a formal valuation of any of the assets, shares, or options involved in the Offer and this Fairness Opinion should not be construed as such. However, Peters & Co. has performed financial analyses which it considered to be appropriate and necessary in the circumstances and such analyses support the conclusions reached in the Fairness Opinion. Innicor has agreed to indemnify Peters & Co. in respect of certain liabilities which may be incurred by it in connection with the use by Innicor and the Board of this Fairness Opinion.

Fairness Opinion
Qualifications of Peters & Co.
Peters & Co. is an independent, fully-integrated investment dealer headquartered in Calgary, Alberta, Canada. The firm specializes in investments in the Canadian energy industry. Peters & Co. was founded in 1971 and is a member of the Toronto Stock Exchange, the TSX Venture Exchange, the Investment Dealers Association of Canada and the Canadian Investor Protection Fund. Peters & Co. Equities Inc., a wholly-owned subsidiary of Peters & Co., is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation in the United States.
Peters & Co. provides investment services to institutional investors and individual private clients; employs its own sales and trading group; conducts specialized and comprehensive investment research on the oil and natural gas and oilfield services industries; and is an active underwriter for, and financial advisor to, companies and trusts active in the Canadian energy industry. Peters & Co. and its principals have participated in a significant number of transactions involving oil and natural gas and oilfield services companies and trusts in Canada and internationally and have acted as financial advisors in a significant number of transactions involving evaluations of, and opinions for, private and publicly-traded companies and trusts.
The opinion expressed herein is the opinion of Peters & Co. as a firm. The form and content of the Fairness Opinion have been reviewed and approved for release by certain senior corporate finance partners of Peters & Co., all of whom are experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.
Relationship of Peters & Co. with Interested Parties
Neither Peters & Co. nor any of its affiliates or associates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) of Innicor. Neither Peters & Co. nor any of its affiliates is acting as an advisor to Innicor in connection with any matter, other than acting as a financial advisor to Innicor as described above.
Peters & Co. acts as a trader and dealer, both as principal and as agent, in all major Canadian financial markets and as such has had, or may have, positions in the securities of Innicor from time to time and has executed, or may execute, transactions in the securities of Innicor for which it receives compensation. In addition, as an investment dealer, Peters & Co. conducts research on securities and may, in the ordinary course of its business, be expected to provide research reports and investment advice to its clients on investment matters, including the Innicor Shares and the Offer. There are no understandings or agreements between Peters & Co. and Innicor with respect to any future business arrangements.
Scope of Review
In connection with rendering our Fairness Opinion, we have reviewed and relied upon, among other things, the following:
(i)	the Acquisition Agreement;

(ii)	the Pre-Tender Agreements;

(iii)	the audited consolidated financial statements and annual report of Innicor for the 12-month period ended December 31, 2005;

(iv)	the unaudited consolidated financial statements and interim report of Innicor for the six month period ended June 30, 2006;

Fairness Opinion
(v)	the Annual Information Form of Innicor dated March 21, 2006;

(vi)	the Information Circular for the annual meeting of Innicor shareholders held on April 27, 2006;

(vii)	copies of the Innicor 2006 budget and 2006 and 2007 forecasts as prepared by Innicor’s senior management;

(viii)	information obtained in various discussions with senior management of Innicor with respect to, among other things, the business, financial position, operations, key assets and future prospects of Innicor, including views as to the outlook for Innicor, given the current and expected commodity price environment and oilfield activity levels; and

(ix)	certain other confidential financial, operational, legal, corporate and other information prepared or provided by the senior management of Innicor.
In addition to the information detailed above, we have:
(i)	reviewed certain publicly available information pertaining to current and expected future oil and natural gas prices, oilfield services activity levels and other economic factors;

(ii)	reviewed publicly available information concerning the trading of, and the trading market for, the Innicor Shares, as well as the common shares and units of certain other selected Canadian public oilfield services companies and trusts;

(iii)	reviewed the operating and financial performance and business characteristics of Innicor relative to the performance and characteristics of other selected relevant Canadian public oilfield services companies and trusts;

(iv)	received representations contained in certificates addressed to us from certain senior officers of Innicor as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

(v)	reviewed other financial, securities market and industry information and carried out such other analyses and investigations as Peters & Co. considered necessary and appropriate in the circumstances.
Peters & Co. was granted full and unrestricted access by Innicor to its senior management group, the Board and legal advisors and was, to the best of our knowledge, provided with all material information.
Assumptions and Limitations
This Fairness Opinion is rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Innicor as reflected in the information and documents reviewed by us and as represented to us in our discussions with the management of Innicor. In our analyses, numerous assumptions were made with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of any party involved.
Peters & Co. has assumed and relied upon the accuracy, completeness and fair presentation of all of the financial and other information, data, advice, other materials, representations and opinions (the “Information”) obtained by it from public sources or received from Innicor and its consultants or advisors or otherwise

Fairness Opinion
pursuant to our engagement, and the Fairness Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of our professional judgment, and except as expressly described herein, Peters & Co. has not attempted to verify independently the accuracy or completeness of any such Information.
The Offer is subject to a number of conditions outside the control of Innicor and we have assumed all conditions precedent to the completion of the Offer can be satisfied in due course and all consents, permissions, exemptions or orders of regulatory authorities will be obtained, without adverse conditions or qualifications. In tendering this Fairness Opinion, we express no views as to the likelihood that the conditions with respect to the Offer will be satisfied or waived or that the Offer will be implemented within the timeframe indicated in the Acquisition Agreement. This Fairness Opinion does not constitute a recommendation as to whether any holders of Innicor Shares should tender Innicor Shares to the Offer.
Certain senior officers of Innicor have represented to us in a certificate, among other things, that the Information provided to us on behalf of Innicor is complete and correct at the date the Information was provided, and that since the date of the provision of the Information, there has been no material change, financial or otherwise, in the position of Innicor or its respective assets, liabilities (contingent or otherwise), business or operations and there has been no change of any material facts which is of a nature so as to render the Information untrue or misleading in any material respect. With respect to any financial forecasts and projections provided to Peters & Co. and used in our analyses, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the senior management of Innicor as to the matters covered thereby, and in rendering our Fairness Opinion, we express no view as to the reasonableness of such forecasts or projections or the assumptions on which they are based.
Fairness Opinion and Reliance
Based upon our analyses and subject to all of the foregoing, Peters & Co. is of the opinion that, as of the date hereof, the Consideration to be received pursuant to the Offer is fair, from a financial point of view, to the holders of Innicor Shares.
This Fairness Opinion may be relied upon by the Board for the purposes of considering the Offer and its recommendation to the holders of Innicor Shares with respect to the Offer, and, except for its inclusion in the Directors’ Circular with respect to the Offer, may not be published, reproduced, disseminated, quoted from, or referred to, in whole or in part, or be used or relied upon by any person, or for any other purpose, without our express prior written consent.
Yours truly,
signed “Peters & Co. Limited”
PETERS & CO. LIMITED